PE 12/6/2013

NO ACT



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



DIVISION OF
CORPORATION FINANCE





13003886

December 20, 2013

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 12-20-13

Marc O. Williams
Davis Polk & Wardwell LLP
marc.williams@davispolk.com

Re: Morgan Stanley
Incoming letter dated December 6, 2013

Dear Mr. Williams:

This is in response to your letter dated December 6, 2013 concerning the shareholder proposal submitted to Morgan Stanley by C. Francois Swanepoel. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: C. Francois Swanepoel
*** FISMA & OMB Memorandum M-07-16 ***

December 20, 2013

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Morgan Stanley
Incoming letter dated December 6, 2013

The proposal relates to the chairman of the board.

There appears to be some basis for your view that Morgan Stanley may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Morgan Stanley's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date he submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Morgan Stanley omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Morgan Stanley relies.

Sincerely,

Tonya K. Aldave
Attorney-Adviser

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

New York
Menlo Park
Washington DC
London
Paris

Madrid
Tokyo
Beijing
Hong Kong

**Davis Polk**

**Marc O. Williams**

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

212 450 6145 tel
212 701 5843 fax
marc.williams@davispolk.com

December 6, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
via email: shareholderproposals@sec.gov

Ladies and Gentlemen:

On behalf of Morgan Stanley, a Delaware corporation (the "**Company**"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), we are filing this letter with respect to the shareholder proposal dated September 21, 2013 (the "**Proposal**") submitted by C. Francois Swanepoel (the "**Proponent**") by mail through the United States Postal Service on September 28, 2013 (as evidenced by the September 28, 2013 postmark) and received by the Company on September 30, 2013 for inclusion in the proxy materials Morgan Stanley intends to distribute in connection with its 2014 Annual Meeting of Shareholders (the "**2014 Proxy Materials**"). We note that, as stated in the Company's 2013 proxy statement, in order for a shareholder proposal to be included in the 2014 Proxy Materials, it must have been received by the Company no later than November 28, 2013. The Proposal and related correspondence are attached hereto as Exhibit A and Exhibit B, respectively.

We hereby request confirmation that the Staff of the Division of Corporation Finance (the "**Staff**") will not recommend any enforcement action if, in reliance on Rule 14a-8, Morgan Stanley omits the Proposal from the 2014 Proxy Materials. In accordance with Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "**Commission**") not less than 80 days before Morgan Stanley plans to file its definitive proxy statement.

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), question C, we have submitted this letter and any related correspondence via email to shareholderproposals@sec.gov. Also, in accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent as notification of the Company's intention to omit the Proposal from the 2014 Proxy Materials. This letter constitutes the Company's statement of the reasons it deems the omission of the Proposal to be proper.

THE PROPOSAL

The Proposal asks that the shareholders of the Company adopt the following resolution:

> "Resolution:
>
> The position of Chief Executive Officer and Chairman of our board be separated. Practice good corporate governance by doing all that is necessary to achieve this.
>
> I urge each owner of our great company to vote FOR this important proposal."

REASONS FOR EXCLUSION OF PROPOSAL

The Company believes that the Proposal may be properly omitted from the 2014 Proxy Materials pursuant to:

- Rule 14a-8(f)(1) because the Proponent failed to provide adequate proof of ownership to satisfy Rule 14a-8(b);
- Rule 14a-8(i)(2) because the Proposal would, if implemented, violate Delaware law;
- Rule 14a-8(i)(l) because the Proposal deals with a matter that is not a proper subject for action by stockholders under Delaware law; and
- Rule 14a-8(i)(6) because the Company lacks the power to implement the Proposal.

1. **The Company may omit the Proposal pursuant to Rule 14a-8(f)(1) because the Proponent failed to provide adequate proof of ownership to satisfy Rule 14a-8(b) within the required period of time.**

Rule 14a-8(b) promulgated under the Exchange Act requires that in order to be eligible to submit a proposal for inclusion in the Company's proxy statement a proponent "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. [The proponent] must continue to hold those securities through the date of the meeting," and if a proponent is not the record holder of the securities, the proponent must provide "a written statement from the 'record' holder of [the proponent's] securities (usually a broker or bank) verifying that, at the time [the proponent] submitted [his or her] proposal, [the proponent] continuously held the securities for at least one year." Pursuant to Staff Legal Bulletin No. 14G (CF), Shareholder Proposals (October 16, 2012), a proposal's date of submission is the date the proposal is postmarked or transmitted electronically.

The Proponent is not currently the registered holder on the Company's books and records of any shares of the Company's common stock and has not provided adequate proof of ownership. The Proponent in the Proposal itself states "I hold my shares in an account with TD Ameritrade Inc.," and the Proposal was accompanied by a written statement from TD Ameritrade to such effect. However, the TD Ameritrade written statement provided proof of ownership as of the close of business on September 20, 2013 and therefore does not verify that at the time the Proponent submitted his proposal (September 28, 2013) the Proponent continuously held the securities for at least one year. *See* Exhibit A. On October 11, 2013, the Company sent a deficiency notice to the Proponent, in accordance with the guidelines set forth in Staff Legal Bulletin No. 14F (CF), Shareholder Proposals (October 18, 2011) and Staff Legal Bulletin No. 14G (CF), Shareholder Proposals (October 16, 2012), alerting the Proponent of the need for satisfactory verification of the Proponent's continuous ownership of the requisite amount of the Company's common stock for at least the one-year period preceding and including September 28, 2013, the date Proponent submitted his proposal, as evidenced by the September 28, 2013 postmark. *See* Exhibit B. However, the Proponent did not submit the necessary proof of ownership from TD Ameritrade within the 14-day period after receipt of the Company's October 11, 2013 letter as required under Rule 14a-8(f)(1).

Because the TD Ameritrade statement provides proof of ownership for at least one year as of the close of business on September 20, 2013 and the Proponent did not submit any further proof of ownership documentation, the Proponent has failed to establish that he has continuously held the requisite securities for at least one year as of the date he submitted the Proposal. *Staff Legal Bulletin 14F*, Part C. Common errors shareholders can avoid when submitting proof of ownership to companies (October 18, 2011). Accordingly, the Proposal is properly excludable under Rule 14a-8(f)(1).

**2. The Company may omit the Proposal pursuant to Rule 14a-8(i)(2) because the Proposal would, if implemented, violate Delaware law.**

Rule 14a-8(i)(2) permits the omission of a proposal when "the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." Because the Proposal is mandatory rather than precatory it would, if implemented, violate the General Corporation Law of the State of Delaware (the "**DGCL**") in a number of respects.

First, Section 141(a) of the DGCL provides that the "business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." The Proposal would commit the Company's Board of Directors (the "**Board**") to subordinate its fiduciary duties to act in the best interest of the Company and its shareholders to a supervening duty to act in the manner dictated by the Proposal – that is, to remove the current Chairman from office and to refrain from electing any other person to the office of both Chairman and Chief Executive Officer. Because the mandatory nature of the Proposal would thus restrict and infringe on the Board's exercise of its fiduciary duties and managerial authority, and could result in the Board violating its fiduciary duties, the Proposal would, if implemented, violate Section 141(a) of the DGCL as it has been interpreted by the Delaware courts. *See* the opinion of Richards, Layton & Finger, P.A., Delaware counsel to the Company ("**Richards Layton**"), attached as Exhibit C to this effect.

Second, Section 142(a) of the DGCL expressly authorizes the board of directors to determine the titles and duties of the officers who will execute the day-to-day business of the corporation: "Every corporation organized under this chapter shall have such officers with such titles and duties as shall be stated in the bylaws or in a resolution of the board of directors which is not inconsistent with the bylaws. . . . " Section 142(a) also expressly provides that "[a]ny number of offices may be held by the same person unless the certificate of incorporation or bylaws otherwise provide." The Proposal is neither an amendment to the Company's certificate of incorporation nor an amendment of its bylaws, and therefore implementation of the Proposal would violate Section 142(a) of the DGCL because – by virtue of its mandatory nature – it would prohibit a person from holding both the Chairman and Chief Executive Officer positions. Under the DGCL such a prohibition would be valid only if it is reflected in the Company's certificate of incorporation or bylaws. *See* Exhibit C for the opinion of Richards Layton to this effect.

Third, Sections 142(a) and (b) of the DGCL grant a board of directors the power to determine the officers of the corporation and permit such authorization to be limited by a provision in the bylaws of the corporation. However, the Proposal is not an amendment to the bylaws. Therefore, the Proposal if implemented would violate Sections 142(a) and (b) of the DGCL because it would restrict the authority of the Board to select the Chairman and Chief Executive Officer of the Company without such restriction being reflected in the Company's certificate of incorporation or bylaws. *See* Exhibit C for the opinion of Richards Layton to this effect.

Fourth, the Proposal if implemented would violate Section 142 because it would mandate the removal of the Company's current chairman (because he is also the Company's Chief Executive Officer). Removal from the Board of the authority to select the Company's Chairman would violate well established Delaware case law. *See* Exhibit C for the opinion of Richards Layton to this effect.

Fifth, the Proposal would, if implemented, violate the Company's bylaws, Section 4.01 of which provides: "The officers of the [Company] shall be elected by the [Board] and shall consist of: a Chairman of the Board; a Chief Executive Officer . . . . Any number of offices may be held by the same person, unless otherwise prohibited by law, the [Certificate of Incorporation] or these [Bylaws]" and Section 4.02 of which provides: "The elected officers of the [Company] shall be elected annually by the [Board] at the regular meeting of the [Board] held after each annual meeting of stockholders". The Proposal would violate these provisions by removing from the Board the power to determine that the same person should simultaneously hold the offices of Chairman and Chief Executive Officer (contrary to the express permissive language of Section 4.01), requiring the Board to remove the current Chairman and limiting the Board's ability to select a Chairman going forward. Because the Proposal conflicts with the Company's bylaws, it is contrary to Delaware law. *See* Exhibit C for the opinion of Richards Layton to this effect.

3. **The Company may omit the Proposal pursuant to Rule 14a-8(i)(1) because it deals with a matter that is not a proper subject for action by stockholders under Delaware law.**

The Proposal is not a proper matter for shareholder action under the laws of Delaware, the jurisdiction in which the Company is incorporated. Accordingly, the Company may properly exclude the Proposal under Rule 14a-8(i)(1).

Rule 14a-8(i)(l) allows a company to omit from its proxy materials shareholder proposals that are "not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." In this regard, the note to Rule 14a-8(i)(l) provides, in part, that "[d]epending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders" and the Staff has consistently permitted the exclusion of stockholder proposals mandating or directing a company's board of directors to take certain action inconsistent with the discretionary authority provided to boards of directors under state law pursuant to Rule 14a-8(i)(1). *See Bank of America* (February 24, 2010); *MGM Mirage* (February 6, 2008); *Cisco Systems, Inc.* (July 29, 2005); *Constellation Energy Group, Inc.* (March 2, 2004); *Philips Petroleum Company* (March 13, 2002); *Ford Motor Co.* (March 19, 2001); *American National Bankshares, Inc.* (February 26, 2001); and *AMERCO* (July 21, 2000).

As described above, under the DGCL and the Company's bylaws it is the Board, not the shareholders, who are vested with the authority, and fiduciary obligation, to manage the affairs of the Company, including the determination of the officers of the Company. The DGCL does not permit shareholders to compel directors to take action on matters as to which the directors are required to exercise judgment. Accordingly, the Proposal is not a proper subject for shareholder action. *See* Exhibit C for the opinion of Richards Layton to this effect.

4. **The Company may omit the Proposal pursuant to Rule 14a-8(i)(6) because the Company lacks the power to implement the Proposal.**

Rule 14a-8(i)(6) provides that a company may omit a proposal "if the company would lack the power or authority to implement the proposal." The Proposal may be excluded on this basis for two reasons.

First, as described above, implementation of the Proposal would violate both the DGCL and the Company's bylaws. Accordingly, the Company does not have the power and authority to implement the Proposal. *See* Exhibit C for the opinion of Richards Layton to this effect.

Second, the Commission has consistently concurred with the exclusion of proposals concerning the roles of Chairman of the Board and Chief Executive Officer where the proposal or supporting statement does not provide the Company with sufficient flexibility for implementation. The Commission has stated that when "the proposal does not provide the board with an opportunity or mechanism to cure such a violation of the standard requested in the proposal, it appears that the proposal is beyond the power of the board to implement." *Exxon Mobil Corp.*(January 21, 2010) (excluding a proposal that requests the chairman of the board to be an independent director pursuant to Rule 14a-8(i)(6)); *Cintas Corp.* (August 27, 2004) (same); *SouthTrust Corp.* (January 16, 2004); *Wachovia Corp.* (February 24, 2004) and *Bank of America Corp.* (February 24, 2004). The Proposal does not provide the Board with any flexibility for transition upon the departure of a Chairman if no remaining board member has both the time and willingness to accept the additional responsibilities of serving as Chairman. In such a case, it would not be in the Board's power to ensure that an individual with the necessary qualifications, availability and willingness to serve would assume the role of Chairman immediately to comply with the Proposal, and additional time would be required for identification and election of a suitable director to become Chairman. The Proposal does not provide the Company with this necessary flexibility.

For the reasons stated above, the Company believes that the Proposal may be excluded from the 2014 Proxy Materials under Rule 14a-8(i)(6).

CONCLUSION

The Company requests confirmation that the Staff will not recommend any enforcement action if, in reliance on the foregoing, Morgan Stanley omits the Proposal from its 2014 Proxy Materials. If you should have any questions or need additional information, please contact the undersigned at (212) 450-6145 or marc.williams@davispolk.com. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

Respectfully yours,



Marc O. Williams

Attachment

cc w/ att: Martin Cohen, Corporate Secretary, Morgan Stanley

Jeanne Greeley O'Regan, Deputy Corporate Secretary, Morgan Stanley

C. Francois Swanepoel

**Exhibit A**

# Proposal

C Francois Swanepoel

1585 Broadway
New York, NY
10036

*** FISMA & OMB Memorandum M-07-16 ***

September 21 2013

Mr. Martin M. Cohen, Secretary

As the long term owner of 208 common shares of Morgan Stanley Inc, I am submitting this proposal for your careful and serious consideration. To each owner of our great company and the members of our board of directors:

I hold my shares in an account with TD Ameritrade Inc. TD Ameritrade Inc. being the record holder. Included please see supporting documents as proof that I qualify to submit this proposal for a vote by the security holders of our company.

Feel free to contact me at FISMA & OMB Memorandum should you have any questions.

Resolution:

The position of Chief Executive Officer and Chairman of our board be separated. Practice good corporate governance by doing all that is necessary to achieve this.

I urge each owner of our great company to vote FOR this important proposal.

Respectfully submitted



C. Francois Swanepoel

C Francois Swanepoel

*** FISMA & OMB Memorandum M-07-16 ***

September 21 2013

Mr. Martin M. Cohen, Corporate Secretary

I hereby submit a written undertaking not to sell any of my shares in Morgan Stanley Inc through the date of our company's 2014 annual stockholders meeting. I have held 208 shares in Morgan Stanley Inc since January 23 2007 and do not intend to sell any of my shares.

I will also submit a letter to you from TD Ameritrade as proof that I have held my shares through the record holder for this period.

Kind regards



C Francois Swanepoel



September 21, 2013

Cornelius Francois Swanepoel

*** FISMA & OMB Memorandum M-07-16 ***

Re: Your TD Ameritrade account ending in Memorandum M-07-16 ***

Dear Cornelius Francois Swanepoel,

Thank you for allowing me to assist you today. As you requested, this letter confirms the 208 shares of MS: Morgan Stanley, purchased on January 23, 2007, was valued as of close of business on September 20, 2013 for $5,863.52. Over the past 52 weeks, the value held in in this security has not fallen below $2,000.00.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

William Walker
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.



*** FISMA & OMB Memorandum M-07-16 ***

200 South 108th Ave.
Omaha, NE 68154

www.tdameritrade.com


UNITED STATES
POSTAL SERVICE



1000 10036

U.S. POSTAGE
PAID
CHARLOTTE.NC
28226
SEP 28, 13
AMOUNT

$1.12

00055453-09



0312316654285122135

BR-8204
(E) MARTIN M COHEN M036706 (Ddugan)
BLDG:NY-1221 FLR: 35 SEAT: 35001A

Morgan Stanley Inc
Att Mr Martin M Cohen
1585 Broadway
New York NY 10036

From Mr Francois Swanepoel



*** FISMA & OMB Memorandum M-07-16 ***

APPROVED FOR DELIVERY

BY MAIL SERVICES

**Exhibit B**

## Correspondence and Proof of Ownership

## Tyler, Jacob IV (LEGAL)

**From:** Foley, Patricia (LEGAL) on behalf of Tyler, Jacob (LEGAL)
**Sent:** Friday, October 11, 2013 4:23 PM
**To:** *** FISMA & OMB Memorandum M-07-16 ***
**Cc:** Tyler, Jacob (LEGAL); Foley, Patricia (LEGAL)
**Subject:** Morgan Stanley Stockholder Proposal
**Attachments:** CSwanepoelLetter&MaterialsSent10.11.13.pdf

Mr. Swanepoel:

Please see the attached.

Thank you,

Patricia Foley on behalf of Jacob Tyler
**Morgan Stanley | Legal and Compliance**
1221 Avenue of the Americas, 35th Floor | New York, NY 10020
Phone: +1 212 762-5639
Patricia.Foley@morganstanley.com

1221 Avenue of the Americas
New York, NY 10020

Morgan Stanley

October 11, 2013

**C. Francois Swanepoel**

*** FISMA & OMB Memorandum M-07-16 ***

**Re: Morgan Stanley Stockholder Proposal**

Dear Mr. Swanepoel:

On September 30, 2013, we received by mail from the United States Postal Service your letter dated September 21, 2013 submitting a proposal for inclusion in Morgan Stanley's (the "**Company**") 2014 proxy statement.

Rule 14a-8(b) promulgated under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), requires that in order to be eligible to submit a proposal for inclusion in the Company's proxy statement you must, among other things, have continuously held at least $2,000 in market value, or 1%, of the Company's common stock for at least one year by the date you submitted the proposal and that you may prove such eligibility by submitting a written statement from the "record" holder of the shares (usually a broker or bank) verifying that as of the date you submitted the proposal you had continuously held the requisite amount of the Company's common stock for at least the one year period prior to and including the date of submission of the proposal. Pursuant to Staff Legal Bulletin No. 14G (CF), Shareholder Proposals (October 16, 2012) ("**SLB No. 14G**"), a proposal's date of submission is the date the proposal is postmarked or transmitted electronically. A copy of each of Rule 14a-8(b) and SLB No. 14G, which apply to shareholder proposals submitted for inclusion in proxy statements, is enclosed for your reference.

Your proof of ownership letter from TD Ameritrade is insufficient under Rule 14a-8(b) because it only provides proof of ownership for at least one year as of the close of business on September 20, 2013. Accordingly, in order to cure this defect and comply with Rule 14a-8(b), you must submit to us a new proof of ownership letter verifying continuous ownership of the requisite amount of the Company's common stock for at least the one year period preceding and including September 28, 2013, the date you submitted your proposal, as evidenced by the September 28, 2013 postmark.

In order to meet the eligibility requirements for submitting a shareholder proposal, you must provide the requested information no later than 14 calendar days from the date you receive this letter. If you provide us with documentation correcting these eligibility deficiencies, postmarked or transmitted electronically no later than 14 calendar days after the date you receive this letter, we will review the proposal to determine whether it is appropriate for inclusion in our proxy statement.

Sincerely,



Jacob E. Tyler
Assistant Secretary

Enclosures

# ELECTRONIC CODE OF FEDERAL REGULATIONS

## e-CFR Data is current as of September 27, 2013

Title 17: Commodity and Securities Exchanges
PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

---

**§ 240.14a-8 Shareholder proposals.**

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH ( i )(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH ( i )(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH ( i )(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH ( i )(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21 (b) of this chapter a single year ( *i.e.,* one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

---


U.S. SECURITIES AND EXCHANGE COMMISSION
MCMXXXIV



U.S. Securities and Exchange Commission

**Division of Corporation Finance**
**Securities and Exchange Commission**

## Shareholder Proposals

**Staff Legal Bulletin No. 14G (CF)**

**Action:** Publication of CF Staff Legal Bulletin

**Date:** October 16, 2012

**Summary:** This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

**Supplementary Information:** The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

**Contacts:** For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

### A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

**B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8**

**1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)**

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

**2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks**

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

**C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)**

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

**D. Use of website addresses in proposals and supporting statements**

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8 (d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

**1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)**

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

**2. Providing the company with the materials that will be published on the referenced website**

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

**3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted**

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

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[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

*http://www.sec.gov/interps/legal/cfslb14g.htm*

Page 27 redacted for the following reason:
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**Exhibit C**

# Opinion of the Company's Delaware Counsel

RICHARDS LAYTON & FINGER
Attorneys at Law

December 6, 2013

Morgan Stanley
1585 Broadway
New York, New York 10036

Re: Shareholder Proposal of C. Francois Swanepoel

Ladies and Gentlemen:

We have acted as special Delaware counsel to Morgan Stanley, a Delaware corporation (the "Company"), in connection with a shareholder proposal (the "Proposal") by C. Francois Swanepoel (the "Proponent"), dated September 21, 2013, for the 2014 annual meeting of stockholders of the Company (the "Annual Meeting"). In this connection, you have requested our opinion as to certain matters under the laws of the State of Delaware.

For the purpose of rendering our opinion as expressed herein, we have been furnished with and have reviewed the following documents: (i) the Amended and Restated Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware (the "Secretary of State") on April 9, 2008, as amended by the Certificates of Designation of the Company as filed with the Secretary of State on October 10, 2008, October 13, 2008 and October 28, 2008, respectively, the Certificates of Elimination of the Company as filed with the Secretary of State on June 23, 2009 and July 20, 2011, the Certificate of Merger as filed with the Secretary of State on December 29, 2011 and the Certificate of Designation of the Company filed with the Secretary of State on September 27, 2013 (collectively, the "Certificate of Incorporation"); (ii) the Bylaws of the Company, amended and restated on March 9, 2010 (the "Bylaws"); and (iii) the Proposal.

With respect to the foregoing documents, we have assumed: (i) the authenticity of all documents submitted to us as originals; (ii) the conformity to authentic originals of all documents submitted to us as copies; (iii) the genuineness of all signatures and the legal capacity of natural persons; and (iv) that the foregoing documents, in the forms thereof submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. We have not reviewed any document other than the documents listed above for purposes of rendering this opinion, and we assume that there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. In addition, we have conducted no independent factual investigation of our own but rather have relied solely on the foregoing documents, the statements and information set forth therein and the additional factual matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

We have been advised, and accordingly assume for purposes of our opinion herein, that James Gorman currently holds both the offices of Chairman of the Board of Directors ("Chairman") and Chief Executive Officer ("CEO") of the Company.

## THE PROPOSAL

The Proposal states the following:

> "Resolution:
>
> The position of Chief Executive Officer and Chairman of our board be separated. Practice good corporate governance by doing all that is necessary to achieve this.
>
> I urge each owner of our great company to vote FOR this important proposal."

We have been advised that the Company is considering excluding the Proposal from the Company's proxy statement for the Annual Meeting under, among other reasons, Rules 14a-8(i)(1), 14a-8(i)(2) and 14a-8(i)(6) promulgated under the Securities Exchange Act of 1934, as amended. Rule 14a-8(i)(1) provides that a registrant may omit a shareholder proposal "[i]f the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." Rule 14a-8(i)(2) provides that a registrant may omit a proposal from its proxy statement when "the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." Rule 14a-8(i)(6) allows a proposal to be omitted if "the company would lack the power or authority to implement the proposal." In this connection, you have requested our opinion as to whether, under Delaware law, (i) the Proposal is a proper subject for action by the Company's shareholders, (ii) the implementation of the Proposal, if adopted by the Company's shareholders, would violate Delaware law, and (iii) the Company has the power and authority to implement the Proposal.

For the reasons set forth below, the Proposal, in our opinion, is not a proper subject for action by the shareholders of the Company under Delaware law, would, if implemented, violate Delaware law and is beyond the power and authority of the Company to implement.

## DISCUSSION

### A. Section 141(a) of the General Corporation Law of the State of Delaware.

As a general matter, the directors of a Delaware corporation are vested with the power and authority to manage the business and affairs of the corporation. Section 141(a) of the

General Corporation Law of the State of Delaware (the "General Corporation Law") provides, in relevant part, as follows:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

8 Del. C. § 141(a); see also Bylaws, Section 3.01 ("The business and affairs of the [Company] shall be managed by or under the direction of its Board of Directors. In addition to the powers and authorities by these [Bylaws] expressly conferred upon them, the Board of Directors may exercise all such power of the [Company] and do all such lawful acts and things are not by law or by the [Certificate of Incorporation] or by these [Bylaws] required to be exercised or done by the stockholders.").

Section 141(a) expressly provides that if there is to be any deviation from the general mandate that the board of directors manage the business and affairs of the corporation, such deviation must be provided in the General Corporation Law or the certificate of incorporation. See, e.g., CA, Inc. v. AFSCME Emps. Pension Plan, 953 A.2d 227, 232 (Del. 2008); Lehrman v. Cohen, 222 A.2d 800, 808 (Del. 1966). Section 141(a) sets forth the overall approach taken by the General Corporation Law with regard to the separate and distinct roles of the shareholders or investors of the corporation, on the one hand, and the board of directors or managers of the corporation, on the other hand. As the Delaware Supreme Court has stated, "[a] cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984); In re Citigroup Inc. S'holder Deriv. Litig., 964 A.2d 106, 120 (Del. Ch. 2009); see also Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281, 1291 (Del. 1998) ("One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation."); Pfeiffer v. Leedle, 2013 WL 5988416, at *3 (Del. Ch. Nov. 8, 2013) ("Delaware law entrusts a corporation's directors, and not its stockholders, with the authority to manage the entity.") (citations omitted).

This principle has long been recognized in Delaware. Thus, in Abercrombie v. Davies, 123 A.2d 893, 898 (Del. Ch. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957), the Court of Chancery stated that "there can be no doubt that in certain areas the directors rather than the stockholders or others are granted the power by the state to deal with questions of management policy." Similarly, in Maldonado v. Flynn, 413 A.2d 1251, 1255 (Del. Ch. 1980), rev'd on other grounds sub nom. Zapata Corp. v. Maldonado, 430 A.2d 779 (Del. 1981), the Court of Chancery stated:

> [T]he board of directors of a corporation, as the repository of the power of corporate governance, is empowered to make the business decisions of the corporation. The directors, not the

> stockholders, are the managers of the business affairs of the corporation.

Id.; 8 Del. C. § 141(a); see also Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc., 506 A.2d 173 (Del. 1986); Adams v. Clearance Corp., 121 A.2d 302 (Del. 1956); Mayer v. Adams, 141 A.2d 458 (Del. 1958); Lehrman, 222 A.2d at 800; In re CNX Gas Corp. S'holders Litig., 2010 WL 2705147, at *10 n.12 (Del. Ch. July 5, 2010).

The rationale for these statements is as follows:

> Stockholders are the equitable owners of the corporation's assets. However, the corporation is the legal owner of its property and the stockholders do not have any specific interest in the assets of the corporation. Instead, they have the right to share in the profits of the company and in the distribution of its assets on liquidation. Consistent with this division of interests, the directors rather than the stockholders manage the business and affairs of the corporation and the directors, in carrying out their duties, act as fiduciaries for the company and its stockholders.

Norte & Co. v. Manor Healthcare Corp., 1985 WL 44684, at *3 (Del. Ch. Nov. 21, 1985) (citations omitted). As a result, directors may not delegate to others their decision making authority on matters as to which they are required to exercise their business judgment. See Rosenblatt v. Getty Oil Co., 1983 WL 8936, at *18 (Del. Ch. Sept. 19, 1983), aff'd, 493 A.2d 929 (Del. 1985); see also Grimes v. Donald, 673 A.2d 1207, 1214 (Del. 1996), overruled on other grounds, Brehm v. Eisner, 746 A.2d 244 (Del. 2000); Field v. Carlisle Corp., 68 A.2d 817, 820-21 (Del. Ch. 1949); Clarke Mem'l Coll. v. Monaghan Land Co., 257 A.2d 234, 241 (Del. Ch. 1969). Nor can the board delegate or abdicate this responsibility in favor of shareholders. Paramount Commc'ns, Inc. v. Time Inc., 571 A.2d 1140, 1154 (Del. 1989); Smith v. Van Gorkom, 488 A.2d 858, 873 (Del. 1985); see also Air Prods. & Chems., Inc v. Airgas, Inc., 16 A.3d 48, 124 (Del. Ch. 2011).

In exercising their discretion concerning the management of the corporation's affairs, directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and its shareholders. Schoon v. Smith, 953 A.2d 196, 206 (Del. 2008). However, directors are not obligated to act in accordance with the desires of the holders of a majority of the corporation's shares. See Paramount Commc'ns Inc. v. Time Inc., 1989 WL 79880, at *30 (Del. Ch. July 14, 1989) ("The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares."), aff'd, 571 A.2d 1140 (Del. 1989); see also In re Trados Inc. S'holder Litig., 73 A.3d 17, 38 (Del. Ch. 2013); ("Directors must exercise their independent fiduciary judgment; they need not cater to stockholder whim."); Hollinger Inc. v. Hollinger Int'l, Inc., 858 A.2d 342, 386-87 (Del. Ch. 2004). For example, in Abercrombie, 123 A.2d 893, the plaintiffs challenged an agreement among certain shareholders and directors which, among other things, purported to irrevocably bind directors to vote in a predetermined manner even though the vote might be contrary to their own best judgment. The Court of Chancery concluded that the agreement was an unlawful attempt by shareholders to encroach upon directorial authority:

> So long as the corporate form is used as presently provided by our statutes this Court cannot give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters.
>
> Nor is this, as defendants urge, merely an attempt to do what the parties could do in the absence of such an [a]greement. Certainly the stockholders could agree to a course of persuasion but they cannot under the present law commit the directors to a procedure which might force them to vote contrary to their own best judgment.
>
> I am therefore forced to conclude that [the agreement] is invalid as an unlawful attempt by certain stockholders to encroach upon the statutory powers and duties imposed on directors by the Delaware corporation law.

Abercrombie, 123 A.2d at 899-900 (citation omitted).

In a more recent decision, the Delaware Supreme Court found that Section 141(a) was violated where a proposed bylaw would impermissibly infringe on directors' exercise of their fiduciary duties. CA, 953 A.2d at 237. In CA, the Court invalidated a stockholder-proposed bylaw that would have required the board to pay a dissident stockholder's proxy expenses for running a successful "short slate" because the bylaw potentially would have required the board to expend corporate funds in cases where the exercise of their fiduciary duties would have restricted such expenditures. Id. at 240. The Court stated that such bylaw "would violate the prohibition, which our decisions have derived from Section 141(a), against contractual arrangements that commit the board of directors to a course of action that would preclude them from fully discharging their fiduciary duties to the corporation and its shareholders." Id. at 238. In reaching this decision, the Court noted that it had "previously invalidated contracts that would require a board to act or not act in such a fashion that would limit the exercise of their fiduciary duties," and pointed to prior authority in which contractual provisions were found to be invalid because they would "impermissibly deprive any newly elected board of [ ] its statutory authority to manage the corporation under 8 Del. C. § 141(a)." Id. at 238-39 (internal quotations omitted).

The Court noted that, although the cases on which its opinion was premised involved binding contractual commitments limiting the board's fiduciary duties—as opposed to stockholder-proposed bylaws—the general principles applied equally to both. Id. at 239. The Court stated:

> This case involves a binding bylaw that the shareholders seek to impose involuntarily on the directors in the specific area of election expense reimbursement. Although this case is distinguishable in that respect, the distinction is one without a difference. The reason is that the internal governance contract—which here takes the form of a bylaw—is one that would also prevent the directors from exercising their full managerial power in circumstances where their fiduciary duties would otherwise require them to deny reimbursement to a dissident slate. That this limitation would be imposed by a majority vote of the shareholders rather than by the directors themselves, does not, in our view, legally matter.

Id.; see also Quickturn, 721 A.2d at 1291-92 ("The Delayed Redemption Provision, however, would prevent a newly elected board of directors from completely discharging its fundamental management duties to the corporation and its stockholders for six months. . . . Therefore, we hold that the Delayed Redemption Provision is invalid under Section 141(a), which confers upon any newly elected board of directors full power to manage and direct the business and affairs of a Delaware corporation. . . . The Delayed Redemption Provision 'tends to limit in a substantial way the freedom of [newly elected] directors' decisions on matters of management policy.' Therefore, 'it violates the duty of each [newly elected] director to exercise his own best judgment on matters coming before the board.'") (alterations in original; footnotes omitted).

Section 141(a) of the General Corporation Law and relevant case law clearly provide that, subject to limitations set forth in the General Corporation Law or in a corporation's certificate of incorporation, it is the board of directors of a Delaware corporation, not the shareholders, that manages the affairs of the corporation, subject to the fiduciary duties of the directors. In this case, the Proposal would impermissibly restrict the directors' managerial authority and the exercise of the directors' fiduciary duties by requiring the Board of Directors of the Company (the "Board") to remove Mr. Gorman from his position as either Chairman or CEO, regardless of the Board's judgment as to whether such removal is in the best interests of the Company and its shareholders, and by otherwise infringing on the Board's discretion with respect to the selection of officers.

Like the proposed bylaw at issue in CA, the Proposal would constitute an "internal governance contract" that would commit the directors to subordinate their fiduciary duties to act in the best interests of the Company and its shareholders to a supervening duty to act in a manner consistent with the Proposal. As discussed above, under the statutory framework, the power to manage the affairs of the Company, including electing and removing officers of the Company, is vested in the Board, subject to the Board's fiduciary duties. Thus, it is the Board, acting in its good faith business judgment, that must decide who should serve as Chairman and CEO and whether such positions should be held by the same person. However, if the Proposal is adopted by the Company's shareholders, the Board would be required to remove Mr. Gorman from his position as Chairman or CEO, regardless of whether the Board believed such removal is in the best interests of the Company and its shareholders. Furthermore, if implemented, the Proposal, would force the Board to refrain from electing any other person to both the Chairman and CEO offices despite the Board's good faith determination that such offices should be held by the same person, thereby preventing the Board from acting in accordance with its fiduciary obligations to the Company and its shareholders. As such, because the duty created by the Proposal to remove Mr. Gorman from office and to refrain from electing any other person to both offices, as the case may be, could result in the Board violating its fiduciary duties to the Company and its shareholders, under the principles of CA as well as Quickturn, it would be found to be invalid. See, e.g., CA, 953 A.2d at 240 ("the Bylaw mandates reimbursement of election expenses in circumstances that a proper application of fiduciary principles could preclude. That such circumstances could arise is not far fetched. Under Delaware law, a board may expend corporate funds to reimburse proxy expenses '[w]here the controversy is concerned with a question of policy as distinguished from personnel o[r] management.' But in a situation where the proxy contest is motivated by personal or petty concerns, or to promote interests that do not further, or are adverse to, those of the corporation, the board's fiduciary duty could compel that reimbursement be denied altogether.") (footnote omitted); see also Carlson v. Hallinan, 925 A.2d 506, 528 n.141 (Del. Ch. 2006). Because the Proposal, if implemented, would impermissibly restrict and infringe on the directors' exercise of their fiduciary duties and managerial authority in violation of Section 141(a) of the General Corporation Law, the Proposal would violate Delaware law. Since the implementation of the Proposal would violate Delaware law, the Company does not have the power and authority to implement the Proposal. Additionally, because it is the Board, not the shareholders, who are vested with the authority, and fiduciary obligation, to manage the affairs of the Company under Section 141(a) of the General Corporation Law, including the determination of the officers of the Company, and the General Corporation Law does not permit shareholders to compel directors to take action on matters as to which the directors are required to exercise judgment in a manner which may in fact be contrary to the directors' own best judgment, see CA, 953 A.2d at 239, the Proposal is not a proper subject for shareholder action.[1]

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[1] The Proposal could also be viewed as violating Section 141(a) of the General Corporation Law because it could require the Company to expend additional funds (in the form of compensation for a second person to hold one of the positions of Chairman or CEO that a single person otherwise would have held). The Board is under an obligation to use its own best judgment to determine how corporate funds should be spent, including with respect to compensation. See Brehm v. Eisner, 746 A.2d 244, 263 (Del. 2000); Alessi v. Beracha, 849 A.2d 939, 943 (Del. Ch. 2004); UIS, Inc. v. Walbro Corp., 1987 WL 18108, at *2 (Del. Ch. Oct. 6, 1987); see also In re Goldman Sachs Grp., Inc. S'holder Litig., 2011 WL 4826104 at *14 (Del. Ch. Oct. 12, 2011) ("[t]he decision as to how much compensation is appropriate to retain and incentivize employees, both individually and in the aggregate, is a core function of a board of directors exercising its business judgment"). By mandating that two different persons hold the offices of Chairman and CEO, the Company could be required to incur additional compensation costs that it otherwise would not have incurred, thereby abrogating the duty of the Board to exercise its informed business judgment concerning expenditures by the Company. See CA, 953

**B. Section 142 of the General Corporation Law of the State of Delaware.**

In addition to Section 141(a)'s broad grant of authority to a board of directors to manage the business and affairs of a Delaware corporation, the General Corporation Law also specifically addresses the governance of a Delaware corporation insofar as it relates to the officer positions of a Delaware corporation and the election of persons to such positions. In particular, Section 142 of the General Corporation Law expressly authorizes the board of directors to determine the titles and duties of the officers who will execute the day-to-day business of the corporation. Section 142(a) provides, in relevant part, as follows:

> Every corporation organized under this chapter shall have such officers with such titles and duties as shall be stated in the bylaws or in a resolution of the board of directors which is not inconsistent with the bylaws. . . . Any number of offices may be held by the same person unless the certificate of incorporation or bylaws otherwise provide.

8 Del. C. § 142(a).

Section 142(a) of the General Corporation Law also expressly provides that a person may simultaneously hold multiple officer positions. Section 142(a) only permits such authorization to be limited by a provision in the certificate of incorporation or the bylaws of the corporation. In this case, the Proposal is neither an amendment to the certificate of incorporation nor a bylaw term. Indeed, Section 4.01 of the Bylaws mirrors the relevant provision of Section 142(a) in providing that "[a]ny number of offices may be held by the same person, unless otherwise prohibited by law, the [Certificate of Incorporation] or these [Bylaws]." Therefore, the Proposal would violate Section 142(a) of the General Corporation Law because it would prohibit a person from holding the Chairman and CEO positions without such prohibition being reflected in the Certificate of Incorporation or the Bylaws.

Section 142(b) of the General Corporation Law provides that "[o]fficers shall be chosen in such manner and shall hold their offices for such terms as are prescribed by the bylaws or determined by the board of directors or other governing body." 8 Del. C. § 142(b). Thus, Section 142 of the General Corporation Law expressly grants a board of directors the power to determine the officers of the corporation. Read together, Sections 142(a) and (b) of the General Corporation Law vest the Board with the authority to choose the officers of a corporation. Sections 142(a) and (b) permit such authorization to be limited by a provision in the bylaws of the corporation. In this case, the Proposal is not a bylaw term. Indeed, the Bylaws, rather than limiting the discretion of the Board, reiterate the Section 142 authority of the Board to elect

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A.2d at 240 (finding that a stockholder-proposed bylaw mandating reimbursement of successful dissident stockholder proxy expenses would violate Delaware law since it could require the corporation to pay such expenses even where the board's fiduciary duties could compel that such reimbursement be denied altogether).

officers by providing in Section 4.01 of the Bylaws that "[t]he officers of the [Company] shall be elected by the Board of Directors and shall consist of: a Chairman of the Board; a Chief Executive Officer ...." and in Section 4.02 of the Bylaws that "[t]he elected officers of the [Company] shall be elected annually by the [Board]". Therefore, the Proposal would violate Sections 142(a) and (b) of the General Corporation Law because it would restrict the authority of the Board to select the Chairman and CEO of the Company without such prohibition being reflected in the Certificate of Incorporation or the Bylaws.[2]

The Proposal also violates Section 142 of the General Corporation Law because it would mandate the removal of Mr. Gorman. As stated by the Delaware Supreme Court, "Directors are empowered to remove officers . . . under the Delaware General Corporation Law." Cooper v. Anderson-Stokes, Inc., 571 A.2d 786, 1990 WL 17756, at *2 (Del. Feb. 5, 1990) (TABLE) (citing Section 142(b) of the General Corporation Law); see also Unanue v. Unanue, 2004 WL 2521292, at *14 (Del. Ch. Nov. 3, 2004, revised Nov. 9, 2004) ("It is well settled that officers of a corporation serve at the pleasure of the board of directors." (citing Stellini v. Oratorio, 1979 WL 2703 (Del. Ch. Sept. 5, 1979))); Klaassen v. Allegro Dev. Corp., 2013 WL 5967028 at *15 (Del. Ch. Nov. 7, 2013) ("Often it is said that a board's most important task is to hire, monitor, and fire the CEO.") (citations omitted). The Proposal would take from the Board the power to determine whether Mr. Gorman should be removed as either Chairman or CEO and, thus, violate Section 142(b) of the General Corporation Law.

In sum, the Proposal would violate Section 142 of the General Corporation Law by eliminating the possibility of a single person simultaneously holding the Chairman and CEO positions, by impermissibly infringing upon the directors' power to determine the officers of the Company and by mandating the removal of Mr. Gorman. Under Section 142 of the General Corporation Law, any limitations on the Board's discretion on these matters must be set forth in the Certificate of Incorporation or the Bylaws. Because the Proposal, if implemented, would impermissibly restrict and infringe on the directors' exercise of their authority with respect to the election and removal officers in violation of Sections 142(a) and (b) of the General Corporation Law, the Proposal would violate Delaware law. Since the implementation of the Proposal would violate Delaware law, the Company does not have the power and authority to implement the Proposal. Additionally, because it is the Board, not the shareholders, who are vested with the authority, and fiduciary obligation, to determine the officers of the Company under Section 142 of the General Corporation Law, the Proposal is not a proper subject for shareholder action.

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[2] The Proposal could similarly be viewed as violating Section 142(e) of the General Corporation Law which vests the board of directors of a Delaware corporation with the authority to fill officer vacancies in the absence of a contrary bylaw. 8 Del. C. § 142(e) ("In the absence of [a contrary bylaw provision], [any] vacancy [occurring in any office of the corporation] shall be filled by the board of directors . . . .").

**C. The Bylaws.**

The Proposal, which requires two different individuals to fill the positions of Chairman and CEO, would violate the Bylaws for reasons similar to those described above with respect to Sections 141 and 142 of the General Corporation Law. As discussed above, Section 142 of the General Corporation Law provides that officers of a Delaware corporation are chosen in the manner set forth in the bylaws of the corporation or by the board of directors. Section 4.01 of the Bylaws provides, in relevant part:

> The officers of the [Company] shall be elected by the [Board] and shall consist of: a Chairman of the Board; a Chief Executive Officer . . . . Any number of offices may be held by the same person, unless otherwise prohibited by law, the [Certificate of Incorporation] or these [Bylaws].

Section 4.02 of the Bylaws provides, in relevant part:

> The elected officers of the [Company] shall be elected annually by the [Board] at the regular meeting of the [Board] held after each annual meeting of stockholders.

The Proposal, which requires that the roles of CEO and Chairman be held by different individuals, would violate the Bylaws in two respects.[3] First, requiring the roles of CEO and Chairman to be held by different persons contradicts Section 4.01 of the Bylaws which provides that the Board may determine that "[a]ny number of offices may be held by the same person, unless otherwise prohibited by law, the [Certificate of Incorporation] or these [Bylaws]." Thus, the Proposal removes the power from the Board to determine that the same person should simultaneously hold the offices of Chairman and CEO contrary to the provisions of Section 4.01 which expressly permits dual officerships. Second, implementation of the Proposal would necessitate the removal of Mr. Gorman as Chairman or CEO since he holds both positions and prohibit the Board from selecting persons to serve in both offices in the future even when the Board would otherwise determine in the exercise of its good faith business judgment to do so. Thus, the Proposal violates the Bylaws by taking from the Board the power to determine whether Mr. Gorman should be removed as either Chairman or CEO and the power to determine in the future that a person should be elected to both offices.

Since the Proposal conflicts with Sections 4.01 and 4.02 of the Bylaws, the Proposal is contrary to Delaware law. See 1 Edward P. Welch et al., Folk on the Delaware General Corporation Law § 109.8, at GCL-I-95 (2012-3 Supp.) (citing H.F. Ahmanson & Co. v.

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[3] Indeed, the Proposal could also be viewed as violating the Bylaws in a third respect. Specifically, the Proposal would require a violation of Section 3.01 of the Bylaws (which provides that the affairs of the Company are managed by or under the direction of the Board) for the reasons set forth above in part A of this opinion.

Great W. Fin. Corp., 1997 WL 225696, at *3 (Del. Ch. Apr. 25, 1997)) ("A corporation's violation of one of its bylaws is sufficient to support a claim for coercive relief that would enforce the command of that bylaw because to hold otherwise 'would violate basic concepts of corporate governance.'"); see also Hollinger Intern., Inc. v. Black, 844 A.2d 1022, 1077-78, 80 (Del. Ch. 2004) (explaining that the argument that a corporate action is improper because it violates a bylaw or other governing instrument gives rise to a legal claim and noting that "a board cannot override a bylaw requirement by merely adopting a resolution.") (citations omitted). Further, since the implementation of the Proposal would violate Sections 4.01 and 4.02 of the Bylaws, the Company does not have the power and authority to implement the Proposal. Additionally, because it is the Board, not the shareholders, who are vested with the authority, and fiduciary obligation, to determine the officers of the Company under Sections 4.01 and 4.02 of the Bylaws, the Proposal is not a proper subject for shareholder action.

## CONCLUSION

Based upon and subject to the foregoing and subject to the limitations stated herein below, it is our opinion that the Proposal, if implemented, would violate Delaware law, that the Company lacks the power and authority to implement the Proposal and that the Proposal is not a proper subject for action by the shareholders of the Company under Delaware law.

The foregoing opinion is limited to the laws of the State of Delaware. We have not considered and express no opinion on the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the Securities and Exchange Commission and to the Proponent in connection with the matters addressed herein, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,



WH/SN